Exhibit 99.1

Xinyuan Real Estate: Updates on delivery of multi-site projects in 2021

BEIJING, Nov. 26, 2021 /PRNewswire/ -- Xinyuan Real Estate Co., Ltd. ("Xinyuan" or "the Company") (NYSE: XIN), an NYSE-listed real estate developer operating primarily in China and also in other countries, today updated its delivery of multi-site projects in 2021.

From January to October, 2021, the group completed and delivered over 9 thousand units of 12 projects in eight cities in China, totaling 1.05 million square meters. The floor area delivered in 1-10 month reached a record high year-on-year in the group history. The major projects delivered are located in Henan, Shandong, Sichuan provinces as well as cities of Tianjin and Shanghai.

Zhengzhou International New City

As of the end of October 2021, 1,789 units of Zhengzhou International New City III have been delivered, totaling 164,000 square meters. Among them, the B project of Zhengzhou International New City III delivered 499 households in a single day, setting a record for Xinyuan Group's single-day delivery in recent years. The project is located in the downtown city highlands, within the south 3rd Ring Road in Zhengzhou, and benefits from all conveniences and luxuries of a bustling city. Property amenities include a beautiful courtyard and top-quality property management services, allowing tenants to enjoy every taste of a prosperous city lifestyle.

Jinan Royal Spring Bay

After several years of meticulous work, Jinan Royal Spring Bay project has been delivered as scheduled, in May 2021, and as of the end of October, it has delivered 738 units, totaling 95,000 square meters. The project is located in the center of Zhangqiu City, Shandong Province. RT-Mart, Oriental Cold Storage, Tangren Center and other living facilities are within 2 km of the project.

Chengdu Xinyuan City

From January to October this year, Chengdu Xinyuan City delivered 1,612 units, totaling 127,000 square meters. The project is located in Shu Du New Town in the Pi Du District in Chengdu. The location is surrounded by natural resources and is only 800 meters from Xinyuan City, which offers various commercial facilities, including shopping malls, restaurants, etc. It is near the Medi River, Municipal Park, Knowledge Park, Cuckoo Park and Chuangzhi Park.

The Makers' Town of Central China

As of October this year, The Makers' Town of Central China delivered 942 units, totaling 546,000 square meters. The project is located at the intersection of Zhangqiu Zheshan Avenue and Fu'an Road. It contains a total land area of 1,350 acres, with a total building area of 1.232 million square meters.

Qingdao Royal Dragon Bay

From January to October this year, Qingdao Royal Dragon Bay delivered 697 units, totaling 103,000 square meters. The project is located at the intersection of Binhai Avenue and Xueyuan Road, Huangdao District, Qingdao, around 2 km away from Wanda Oriental Movie Metropolis, around 300 meters from Metro Line 13, 800 meters from Lingshanwei Bus Hub, and 1.5 km from Lingshanwei Middle School. The total land area of the project is 64,400 square meters, and the total building area is 219,500 square meters. The building components consist of 10 high-rise buildings (15~33FL), 8 garden houses (6~10FL), 1 office building (20FL) and 1 commercial building (1FL).

Tianjin Spring Royal Palace

As of October this year, Tianjin Spring Royal Palace has delivered 372 units, totaling 72,000 square meters. The project is located in Wuqing District of Tianjin, close to Beijing-Tianjin intercity railway and six major expressways. This premier location enables convenient transportation amongst the urban Beijing-Tianjin-Hebei areas.

Kunshan Xinyu Jiayuan

As of October this year, Kunshan Xinyu Jiayuan has delivered 315 units, totaling 45,000 square meters. The project is located at the Huaqiao International Business City, about 300 meters from Metro Line 11 Zhaofeng Road Station, with a total construction area of 148,000 square meters. The project consists of an 83-meter high-rise building and a 188-meter skyscraper, which forms a new landmark of the city.

Overseas Projects

Xinyuan has also completed the construction of both of its Hudson Garden project in Manhattan and The Amory Tower project (Previously named as The Madison project) in Canary Warf, London.

Hudson Garden project is located at 10th Avenue in Manhattan's Clinton neighborhood in New York. The project consists of a 7-storey mixed use scheme, providing 92 residential apartments comprising studios, 1-bed, 2-bed, 3-bed and 4-bed apartments, including 35,000 sq ft of retail space. The development achieved final completion in 2021 and will be delivered to the buyer in the next couple months.

The Amory Tower project (Previously named as The Madison project) is located at Canary Wharf, a 10-minute walk from Canary Wharf's robust office and amenity offerings. Standing 182 meters tall, the 53-storey residential tower offers views across the whole of London, the River Thames, The O2 and Canary Wharf. The overall project was completed in September 2021, and over 254 units were sold and delivered by December 2021.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. ("Xinyuan") is an NYSE-listed real estate developer primarily in China and also in other countries. In China, Xinyuan develops and manages large-scale, high-quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Tianjin, Zhengzhou, Jinan, Qingdao, Chengdu, Xi'an, Suzhou, Dalian, Zhuhai and Foshan. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. Xinyuan aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

Forward Looking Statements

Certain statements in this press release constitute "forward-looking statements". These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements includes statements about future debt and financial position, potential future collaborative efforts, among others, and can generally be identified by terminology such as "will", "expects", "anticipates", "future", "intends", "plans", "believes", "estimates" and similar statements. Statements that are not historical statements are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, our ability to continue to implement our business model successfully; our ability to secure adequate financing for our project development; our ability to successfully sell or complete our property projects under construction and planning; our ability to enter successfully into new geographic markets and new business lines and expand our operations; the marketing and sales ability of our third-party sales agents; the performance of our third-party contractors; the impact of laws, regulations and policies relating to real estate developers and the real estate industry in the countries in which we operate; our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations; competition from other real estate developers; the growth of the real estate industry in the markets in which we operate; the impact of pandemics, such as Covid-19, on the real estate market and the economies in our markets; fluctuations in general economic and business conditions in the markets in which we operate; and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2019. Except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statement is made.

For more information, please contact:

Xinyuan Real Estate Co., Ltd.
Mr. Rick Wang
Investor Relations Department
Tel: +86 (10) 8588-9376
Email: irteam@xyre.com

SOURCE Xinyuan Real Estate Co., Ltd.

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